SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As of June 30, 2015 and December 31, 2014

(Expressed in thousands of Brazilian Reais)

Assets	Note	06/30/2015	12/31/2014

Cash and cash equivalents		6,899,779	9,722,067
Investment securities	5	776,569	712,958
Derivative financial instruments	20	993,848	882,508
Trade receivables		2,850,365	3,132,222
Inventories	6	4,078,682	3,411,284
Taxes and social contribution recoverable		1,436,563	1,581,908
Other assets		1,324,450	1,285,474
Current assets		18,360,256	20,728,421

Investment securities	5	95,183	67,966
Derivative financial instruments	20	7,477	5,453
Taxes and social contribution recoverable		1,114,645	1,161,193
Deferred tax assets	7	3,211,413	1,392,500
Other assets		1,743,011	1,736,538
Employee benefits		12,822	12,822
Investments in associates		147,157	40,448
Property, plant and equipment	8	16,820,021	15,740,058
Intangible assets		4,129,349	3,754,860
Goodwill	9	28,794,828	27,502,944
Non-current assets		56,075,906	51,414,782

Total assets		74,436,162	72,143,203

Interim Consolidated Balance Sheets (continued)

As of June 30, 2015 and December 31, 2014

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	06/30/2015	12/31/2014

Trade payables		8,200,223	8,941,434
Derivative financial instruments	20	2,605,359	1,909,186
Interest-bearing loans and borrowings	10	1,058,483	988,056
Bank overdrafts		192,221	99,089
Wages and salaries		713,770	598,360
Dividends and interest on shareholder´s equity payable		495,254	2,435,350
Income tax and social contribution payable		1,050,583	640,413
Taxes and contributions payable		1,833,147	2,903,276
Other liabilities		4,370,281	3,170,385
Provisions	11	208,992	139,234
Current liabilities		20,728,313	21,824,783

Trade payables		54,798	73,927
Derivative financial instruments	20	29,908	29,854
Interest-bearing loans and borrowings	10	1,607,530	1,634,567
Deferred tax liabilities	7	2,249,273	1,737,631
Taxes and contributions payable		573,842	610,903
Others liabilities		572,141	286,683
Provisions	11	745,205	543,220
Employee benefits		1,949,364	1,756,966
Non-current liabilities		7,782,061	6,673,751

Total liabilities		28,510,374	28,498,534

Equity	12
Issued capital		57,614,140	57,582,349
Reserves		57,525,738	59,907,214
Carrying value adjustments		(73,755,263)	(75,267,969)
Retained earnings		2,805,802	-
Equity attributable to equity holders of Ambev		44,190,417	42,221,594
Non-controlling interests		1,735,371	1,423,075
Total Equity		45,925,788	43,644,669

Total equity and liabilities		74,436,162	72,143,203

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the six and three-month periods ended June 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Net sales	14	20,678,795	17,222,505	9,910,002	8,177,433
Cost of sales		(7,388,458)	(6,048,980)	(3,774,650)	(3,040,666)
Gross profit		13,290,337	11,173,525	6,135,352	5,136,767

Distribution expenses		(2,698,706)	(2,300,244)	(1,308,463)	(1,141,235)
Sales and marketing expenses		(2,587,352)	(2,362,411)	(1,278,762)	(1,205,987)
Administrative expenses		(1,058,500)	(798,368)	(536,985)	(354,940)
Other operating income (expenses), net	16	815,008	578,091	348,237	339,813
Income from operations before non-recurring items		7,760,787	6,290,593	3,359,379	2,774,418

Restructuring	15	(17,551)	(13,706)	(9,756)	(7,139)
Administrative proceeding	15	(229,141)	-	(229,141)	-
Income from operations		7,514,095	6,276,887	3,120,482	2,767,279

Finance cost	17	(1,364,195)	(1,150,259)	(592,250)	(573,871)
Finance income	17	519,512	483,436	229,262	275,869
Net finance results		(844,683)	(666,823)	(362,988)	(298,002)

Share of results of associates		4,993	10,170	2,584	2,300
Income before income tax		6,674,405	5,620,234	2,760,078	2,471,577

Income tax expense	18	(1,120,721)	(807,827)	(169,237)	(255,971)
Net income		5,553,684	4,812,407	2,590,841	2,215,606

Attributable to:
Equity holders of Ambev		5,319,319	4,713,521	2,508,656	2,166,882
Non-controlling interests		234,365	98,886	82,185	48,724

Basic earnings per share – common – R$		0.34	0.30	0.16	0.14
Diluted earnings per share– common – R$		0.34	0.30	0.16	0.14

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the six and three-month periods ended June 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Net income	5,553,684	4,812,407	2,590,841	2,215,606

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	1,336	(12,069)	489	10,084

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge - cash abroad	(214,109)	212,203	118,080	35,090
Hedge - put option on subsidiary	(201,085)	212,696	458,043	98,862
Gains/losses on translation of other foreign operations	1,912,871	(1,784,107)	(1,195,136)	(441,005)
Gains/losses on translation of foreign operations	1,497,677	(1,359,208)	(619,013)	(307,053)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	533,873	(57,412)	19,273	(137,085)
Removed from Equity (Hedge reserve) and included in profit or loss	(351,504)	(177,415)	(218,531)	(21,617)
Total cash flow hedge	182,369	(234,827)	(199,258)	(158,702)

Other comprehensive income	1,681,382	(1,606,104)	(817,782)	(455,671)

Total comprehensive income	7,235,066	3,206,303	1,773,059	1,759,935

Attributable to:
Equity holders of Ambev	6,832,025	3,284,836	1,807,422	1,813,919
Non-controlling interest	403,041	(78,533)	(34,363)	(53,984)

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

As of January 1, 2015	57,582,349	55,023,269	4,883,945	-	(75,267,969)	42,221,594	1,423,075	43,644,669

Net income	-	-	-	5,319,319	-	5,319,319	234,365	5,553,684

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,329,031	1,329,031	168,646	1,497,677
Cash flow hedges	-	-	-	-	182,325	182,325	44	182,369
Actuarial gain / (losses)	-	-	-	-	1,350	1,350	(14)	1,336
Total Comprehensive income	-	-	-	5,319,319	1,512,706	6,832,025	403,041	7,235,066
Capital increase	31,791	(22,685)	-	-	-	9,106	-	9,106
Dividends distributed	-	-	-	-	-	-	(90,745)	(90,745)
Interest on shareholder´s equity	-	-	(1,979,854)	(2,513,517)	-	(4,493,371)	-	(4,493,371)
Acquired shares and result on treasury shares	-	(462,943)	-	-	-	(462,943)	-	(462,943)
Share-based payment	-	84,006	-	-	-	84,006	-	84,006
As of June 30, 2015	57,614,140	54,621,647	2,904,091	2,805,802	(73,755,263)	44,190,417	1,735,371	45,925,788

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

As of January 1, 2014	57,000,790	55,362,431	5,857,853	-	(75,228,617)	42,992,457	1,232,238	44,224,695

Net income	-	-	-	4,713,521	-	4,713,521	98,886	4,812,407

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(1,181,456)	(1,181,456)	(177,752)	(1,359,208)
Cash flow hedges	-	-	-	-	(234,859)	(234,859)	32	(234,827)
Actuarial gain / (losses)	-	-	-	-	(12,370)	(12,370)	301	(12,069)
Total Comprehensive income	-	-	-	4,713,521	(1,428,685)	3,284,836	(78,533)	3,206,303
Prior year adjustment (i)	-	-	-	(24,094)	89,367	65,273	-	65,273
Capital increase	130,496	(120,491)	-	-	-	10,005	-	10,005
Amount paid ABI - Bucanero (Note 1(b))	-	-	-	-	(505,347)	(505,347)	19,543	(485,804)
Dividends distributed	-	-	(1,591,164)	(1,096,616)	-	(2,687,780)	(39,105)	(2,726,885)
Interest on shareholder´s equity distributed	-	-	(2,412,165)	-	-	(2,412,165)	-	(2,412,165)
Acquired shares and result on treasury shares	-	(6,838)	-	-	-	(6,838)	-	(6,838)
Share-based payment	-	74,019	-	-	-	74,019	-	74,019
As of June 30, 2014	57,131,286	55,309,121	1,854,524	3,592,811	(77,073,282)	40,814,460	1,134,143	41,948,603

(i) The Company accounted for its distributors in Canada joint ventures under the proportionately consolidated methods. IFRS 11(R), which was adopted by the Company,  requires accounting for such joint ventures under the equity method of accounting.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the six and three-month periods ended June 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Net income		5,553,684	4,812,407	2,590,841	2,215,606
Depreciation, amortization and impairment		1,435,449	1,087,757	763,924	552,930
Impairment losses on receivables, inventories and other receivables		72,353	34,002	16,113	14,443
Additions in provisions and employee benefits		324,324	80,828	276,323	41,547
Net finance results	17	844,683	666,823	362,988	298,002
Loss/(gain) on sale of property, plant and equipment and intangible assets		15,406	6,476	2,916	(1,345)
Gain on sale of operations in subsidiaries		(23,845)	-	(23,845)	-
Equity-settled share-based payment expense	19	88,054	80,655	42,160	36,177
Income tax expense	18	1,120,721	807,827	169,237	255,971
Share of results of associates		(4,993)	(10,170)	(2,584)	(2,300)
Other non-cash items included in the profit		(342,297)	(190,807)	(192,886)	(23,201)
Cash flow from operating activities before changes in working capital and use of provisions		9,083,539	7,375,798	4,005,187	3,387,830

Decrease/(increase) in trade and other receivables		204,258	(35,319)	30,038	(217,786)
Decrease/(increase) in inventories		(520,130)	(406,289)	224,742	(71,046)
Increase/(decrease) in provisions, trade payables and other payables		(605,542)	(1,311,377)	83,046	(116,430)
Cash generated from operations		8,162,125	5,622,813	4,343,013	2,982,568

Interest paid and interest received		261,830	(128,774)	(17,008)	(59,070)
Dividends received		12,456	43,814	9,456	30,177
Income tax and social contribution paid		(1,332,105)	(1,348,272)	(463,349)	(362,354)
Cash flow from operating activities		7,104,306	4,189,581	3,872,112	2,591,321

Proceeds from sale of property, plant and equipment and intangible assets		17,152	59,105	10,429	19,550
Proceeds from sale of operations in subsidiaries		88,077	-	88,077	-
Acquisition of property, plant and equipment and intangible assets		(1,906,618)	(1,996,393)	(1,187,161)	(1,120,566)
Acquisition of subsidiaries, net of cash acquired		(244,044)	-	(195,958)	-
Acquisition of other investments		(109,194)	-	(9,194)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(90,770)	(98,665)	252,159	34,558
Net proceeds/(acquisition) of other assets		1,766	4,737	1,725	(155)
Cash flow from investing activities		(2,243,631)	(2,031,216)	(1,039,923)	(1,066,613)

Capital increase	12	9,873	132,100	2,930	130,856
Goodwill in the subscription of shares		-	-	-	1,631
(Repurchase) for maintenance of treasury shares		(454,666)	(12,973)	(404,399)	(9,218)
Proceeds from borrowings		3,900,871	467,344	21,681	214,677
Repayment of borrowings		(4,990,858)	(1,078,354)	(147,777)	(519,589)
Cash net of finance costs other than interests		(426,126)	(778,604)	(576,038)	(470,734)
Payment of finance lease liabilities		(1,384)	(822)	(854)	(512)
Dividends paid		(6,589,565)	(5,991,961)	(1,627,753)	(2,075,880)
Cash flow from financing activities		(8,551,855)	(7,263,270)	(2,732,210)	(2,728,769)

Net increase/(decrease) in cash and cash equivalents		(3,691,180)	(5,104,905)	99,979	(1,204,061)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		9,622,978	11,538,241	6,779,730	7,295,687
Effect of exchange rate fluctuations		775,760	(407,746)	(172,151)	(66,036)
Cash and cash equivalents less bank overdrafts at end of year (i)		6,707,558	6,025,590	6,707,558	6,025,590

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Non-recurring items
17.	Finance cost and income
18.	Income tax and social contribution
19.	Share-based payments
20.	Financial instruments and risks
21.	Collateral and contractual commitments, advances from customers and other
22.	Contingencies
23.	Related parties

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&F BOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”) and AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”), and the Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“Fundação Zerrener”).

The interim consolidated financial statements were approved by the Board of Directors on July 29, 2015.

(b) Major events in 2014

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

On October 1, 2014, Londrina Bebidas Ltda. (“Londrina Beverages”) was merged with and into Ambev S.A. in Extraordinary General Meeting (“EGM”) held on such date.

As a result, the Company received Londrina Beverages’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company are as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.	Londrina Bebidas Ltda.
	01/01/2014	01/01/2014	01/01/2014	10/01/2014
Assets
Current assets	11,027,626	1,133,510	61,324	519,648
Non-current assets	47,220,178	4,906,087	2,700	737,698
Total assets	58,247,804	6,039,597	64,024	1,257,346

Liabilities
Current liabilities	10,258,087	3,059,124	24,737	304,087
Non-current liabilities	12,630,565	912,667	5,755	578,775
Total liabilities	22,888,652	3,971,791	30,492	882,862

Net assets	35,359,152	2,067,806	33,532	374,484

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc, (“Cerbuco”), who owns interest in Bucanero S.A. (“Bucanero”), leader company in the Cuban beer business.

The company accounted for its acquisition in Cerbuco as a common control transfer and reflected retrospectively the consolidation of the subsidiary at ABI’s carrying value. The difference between the amount paid and ABI’s net assets acquired is accounted in equity.

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive rights to import, sell, distribute and market Corona branded products and related brands, including but not limited to Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded an intangible asset with definite useful life in the amount of R$150,899 in exchange for consideration transferred.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2014. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Non-recurrung items (Note 8);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of June 30, 2015 in relation to those presented in the financial statements for the year ended December 31, 2014.

(a)   Basis of preparation and measurement

The financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between acquisition cost and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards by the Company.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39, introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2015 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives,

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.  These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local inquiries usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters, Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the income statement of the period such determination is made.

5. INVESTMENT SECURITIES

	06/30/2015	12/31/2014

Financial asset at fair value through profit or loss-held for trading	776,569	712,958
Current investments	776,569	712,958

Debt held-to-maturity	95,183	67,966
Non-current investments	95,183	67,966

Total	871,752	780,924

6. INVENTORIES

	06/30/2015	12/31/2014

Finished goods	1,593,511	1,109,555
Work in progress	316,592	243,320
Raw material	1,637,664	1,578,458
Consumables	59,862	45,177
Spare parts and other	401,580	356,821
Prepayments	157,581	147,277
Impairment losses	(88,108)	(69,324)
	4,078,682	3,411,284

Losses on inventories recognized in the income statement amounted to R$16,053 in the period of six-months ended in June 30, 2015 (R$12,268 in June 30, 2014).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, where the Company operates, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	06/30/2015			12/31/2014
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8,901	-	8,901	8,852	-	8,852
Trade receivables	46,455	-	46,455	39,603	-	39,603
Derivatives	32,713	(48,574)	(15,861)	48,165	(13,905)	34,260
Inventories	170,689	(41,250)	129,439	223,048	(4,974)	218,074
Loss carryforwards	1,292,584	-	1,292,584	522,385	-	522,385
Employee benefits	499,970	-	499,970	494,662	-	494,662
Property, plant and equipment	-	(705,955)	(705,955)	-	(674,874)	(674,874)
Intangible assets	5,591	(679,640)	(674,049)	5,111	(625,219)	(620,108)
Trade payables	965,059	(399,015)	566,044	220,276	(303,585)	(83,309)
Interest-bearing loans and borrowings	-	(41,965)	(41,965)	-	(499)	(499)
Provisions	313,892	(5,596)	308,296	238,937	(31,032)	207,905
Interest on capital	739,940	-	739,940	506,191	-	506,191
Profits generated in overseas subsidiary	-	(263,025)	(263,025)	-	(198,183)	(198,183)
Tax on overseas companies	-	(831,933)	(831,933)	-	(680,307)	(680,307)
Other items	-	(96,701)	(96,701)	-	(119,783)	(119,783)
Gross deferred tax assets / (liabilities)	4,075,794	(3,113,654)	962,140	2,307,230	(2,652,361)	(345,131)
Netting by taxable entity	(864,381)	864,381	-	(914,730)	914,730	-
Net deferred tax assets / (liabilities)	3,211,413	(2,249,273)	962,140	1,392,500	(1,737,631)	(345,131)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Deferred income tax and social contributions based on tax losses and negative bases of social contribution and temporary deductible differences in Brazil are not subject to expiration date.

As of June 30, 2015 the net deferred taxes assets/liabilities related to combined tax losses have the following expected utilization/settlement:

Deferred taxes not related to tax losses	06/30/2015	12/31/2014

to be recovered within 12 months	1,534,325	3,897,370
to be recovered beyond 12 months	(1,864,769)	(4,764,886)
	(330,444)	(867,516)

Deferred tax related to tax losses	06/30/2015	12/31/2014

2015	655,724	32,086
2016	114,360	24,899
2017	47,657	8,713
Beyond 2018 (i)	474,843	456,687
	1,292,584	522,385

Total	962,140	(345,131)

(i) There is no expected realization that exceeds the period of 10 years.

As of June 30, 2015, deferred tax assets in the amount of R$670,988 (R$425,680 as of December 31, 2014) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is five years on average and the tax losses carried forward in relation to them are equivalent to R$2,975,451 in June 30, 2015 (R$2,119,277 in December 31, 2014).

The net change in deferred income tax and social contribution is detailed as follows:

As of December 31, 2014	(345,131)
Recognized in other comprehensive income	1,159,653
Investment hedge - cash abroad	775,624
Recognized in Equity (Hedge reserve)	467,463
Gains/losses on translation of other foreign operations	(83,434)
Recognized in income statement	183,200
Changes directly in balance sheet	(35,582)
Others	(35,582)
As of June 30, 2015	962,140

8. PROPERTY, PLANT AND EQUIPMENT

	06/30/2015					12/31/2014
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	6,520,939	18,713,861	3,314,025	1,828,910	30,377,735	27,167,702
Effect of movements in foreign exchange	214,612	601,055	124,369	50,641	990,677	286,472
Acquisitions through business combinations	7,968	17,247	8,511	385	34,111	-
Sales through business combinations	(10,497)	(111,354)	(24,018)	-	(145,869)	-
Acquisitions	2,008	429,930	73,397	1,494,222	1,999,557	4,143,717
Disposals	(1,258)	(361,863)	(35,322)	(131)	(398,574)	(920,499)
Transfer to other asset categories	345,702	829,221	404,704	(1,645,938)	(66,311)	5,295
Others	-	-	-	-	-	(304,952)
Balance at end	7,079,474	20,118,097	3,865,666	1,728,089	32,791,326	30,377,735

Depreciation and Impairment
Balance at end of previous year	(1,898,387)	(10,649,409)	(2,089,881)	-	(14,637,677)	(13,162,141)
Effect of movements in foreign exchange	(50,171)	(348,308)	(76,262)	-	(474,741)	(170,565)
Sales through business combinations	3,386	75,148	13,027	-	91,561	-
Depreciation	(111,456)	(916,067)	(247,783)	-	(1,275,306)	(2,113,134)
Impairment losses	(368)	(53,058)	(735)	-	(54,161)	(101,833)
Disposals	1,172	332,449	32,405	-	366,026	803,002
Transfer to other asset categories	(246)	68,745	(62,316)	-	6,183	(61,603)
Others	-	6,810	-	-	6,810	168,597
Balance at end	(2,056,070)	(11,483,690)	(2,431,545)	-	(15,971,305)	(14,637,677)
Carrying amount:
December 31, 2014	4,622,552	8,064,452	1,224,144	1,828,910	15,740,058	15,740,058
June 30, 2015	5,023,404	8,634,407	1,434,121	1,728,089	16,820,021

Leases, capitalized interests and fixed assets pledged as collateral are not material.

9. GOODWILL

	06/30/2015	12/31/2014

Balance at end of previous year	27,502,944	27,023,743

Effect of movements in foreign exchange	1,123,930	486,373
Acquisition of subsidiaries(i)	167,954	-
Others	-	(7,172)
Balance at the end of year	28,794,828	27,502,944

(i) This amount represents the acquisition of the Colombians companies Bogota Beer Company SAS (“BBC”) and Cerveceria BBC SAS (“Cerveceria BBC”) by wholly-owned subsidiary of the Company CRBS S.A.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional Currency	06/30/2015	12/31/2014
LAN:
Brazil	BRL	17,329,027	17,364,875
Goodwill	BRL	102,607,508	102,607,508
Non-controlling transactions	BRL	(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,050,457	2,650,548
Cuba(i)	USD	3,459	2,962

LAS:
Argentina	ARS	860,072	782,347
Bolivia	BOB	1,097,648	940,684
Chile	CLP	42,775	38,236
Colombia	COP	156,886	-
Ecuador	USD	4,940	4,340
Paraguay	PYG	799,242	763,096
Peru	PEN	54,434	49,625
Uruguay	UYU	169,975	161,651
		-	-
NA:		-	-
Canada Operational	CAD	5,190,065	4,744,580
		28,794,828	27,502,944

(i) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Impairment testing

Goodwill allocated to each cash-generating unit (CGU) must be tested for impairment to check the need for reduction to its recoverable amount. The test consists of comparing the CGU carrying amount (including the goodwill) with its recoverable amount and must be made at least annually or whenever that there is an indication of impairment.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2015	12/31/2014

Secured bank loans	364,730	261,628
Unsecured bank loans	638,594	670,942
Other unsecured loans	49,582	53,432
Financial leasing	5,577	2,054
Current liabilities	1,058,483	988,056

Secured bank loans	601,666	456,109
Unsecured bank loans	533,899	731,147
Bond issues	280,792	281,572
Other unsecured loans	165,005	145,755
Financial leasing	26,168	19,984
Non-current liabilities	1,607,530	1,634,567

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 20.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates.

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants.

As of June 30, 2015 and December 31, 2014, the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2014	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of June 30, 2015

Restructuring	6,977	655	-	(1,633)	5,999

Contingencies
Civil	23,676	721	248,269	(14,699)	257,967
Taxes on sales	177,772	42	33,078	(26,714)	184,178
Income tax	180,024	5,205	11,245	(21,171)	175,303
Labor	164,251	6,996	98,946	(90,986)	179,207
Others	129,754	10,737	23,829	(12,777)	151,543
Total contingencies	675,477	23,701	415,367	(166,347)	948,198

Total provisions	682,454	24,356	415,367	(167,980)	954,197

(b) Expectation of disbursement

	Balance as of June 30, 2015	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	5,999	5,401	598	-	-

Contingencies
Civil	257,967	73,420	159,968	21,530	3,049
Taxes on sales	184,178	42,034	101,971	4,695	35,478
Income tax	175,303	27,232	25,397	122,674	-
Labor	179,207	37,689	69,503	57,765	14,250
Others	151,543	23,216	76,240	41,588	10,499
Total contingencies	948,198	203,591	433,079	248,252	63,276

Total provisions	954,197	208,992	433,677	248,252	63,276

The expected settlement of provisions was based on management’s best estimate at the interim consolidated financial statements date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c)    Antitrust law Brazilian system

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in an Administrative Proceeding, which was initiated in 2004 with the purpose, to investigate Ambev’s conduct in the market, in particular its customer loyalty program known as "Tô Contigo," which was similar to airline frequent flyer and other mileage programs.

After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of R$ 353 million Brazilian real (R$ 524 million as of 31 December 2014, reflecting accrued interests). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon the pledging of a collateral. According to the assessment of Ambev and its legal advisors, the likelihood of loss was possible, and therefore Ambev had not recorded any reserve in prior periods.

In the second quarter of 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding. With this settlement, Ambev agreed to pay a fine in the amount of R$ 229 million Brazilian real, which was recorded in the quarter ended June 30th, 2015. Such amount will be paid in six installments: the first installment corresponds to thirty percent (30%) of the total amount of the fine, to be paid after 15 days of the homologation of the settlement; the other instalments shall be paid in the first workday of each year, starting in 2017.

 (d) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible likelihood of loss are disclosed in Note 22.

12. CHANGES IN EQUITY

(a) Capital stock

	06/30/2015		06/30/2014
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real

Beginning balance	15,712,619	57,582,349	15,664,280	57,000,790
Share issued	4,996	31,791	6,603	130,496
	15,717,615	57,614,140	15,670,883	57,131,286

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

As of January 1, 2015	(172,761)	53,662,811	700,898	832,321	55,023,269
Capital increase	(13,757)	-	-	(8,928)	(22,685)
Acquire shares and result on treasury shares	(462,943)	-	-	-	(462,943)
Share-based payments	-	-	-	84,006	84,006
As of June 30, 2015	(649,461)	53,662,811	700,898	907,399	54,621,647

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

As of January 1, 2014	(28,800)	53,663,683	1,012,723	714,825	55,362,431
Capital increase	(9,070)	-	(93,547)	(17,874)	(120,491)
Acquire shares and result on treasury shares	(6,838)	-	-	-	(6,838)
Share-based payments	-	-	-	74,019	74,019
As of June 30, 2014	(44,708)	53,663,683	919,176	770,970	55,309,121

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

The changes in treasury shares are as follows:

	Acquisitions/disposals		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Real	Thousands of shares	Thousands of Brazilian Real

Beginning balance	417	(6,714)	(166,047)	(172,761)
Changes during the year	19,930	(375,774)	(100,926)	(476,700)
At the end of the year	20,347	(382,488)	(266,973)	(649,461)

(b.2) Share premium

The share premium refers to the difference between subscription prices that the shareholders paid for such shares and its nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management acquires shares of the Company.

The share-based payment reserve recorded a charge of R$88,054 as of June 30, 2015 (R$80,652 as of June 30, 2014) (Note 19).

(c) Net income reserve

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and proposed dividends	Total

As of January 1, 2015	498,485	4,456	2,872,633	1,508,371	4,883,945
Interest on shareholder´s equity	(471,483)	-	-	(1,508,371)	(1,979,854)
As of June 30, 2015	27,002	4,456	2,872,633	-	2,904,091

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and proposed dividends	Total

As of January 1, 2014	940,132	4,456	1,849,893	3,063,372	5,857,853
Dividends distributed	(939,957)	-	-	(651,207)	(1,591,164)
Interest on shareholder´s equity distributed	-	-	-	(2,412,165)	(2,412,165)
As of June 30, 2014	175	4,456	1,849,893	-	1,854,524

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve in order to meet the projected business growth.

 (c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2015, and are therefore not available as a basis for distribution of dividends, is composed of:

	06/30/2015	06/30/2014
ICMS (Brazilian State value added)	514,570	510,722
Income tax	89,888	18,588
	604,458	529,310

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during 2015:

Event	Approval	Type	Payment date	Year	Type of share	Amount per share	Total amount (R$ thousand)
Board of Directors Meeting	12/31/2014	Interest on shareholder´s equity	01/30/2015	2014	ON	0.0960	1,508,371
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2014	ON	0.0300	471,483	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2015	ON	0.0600	942,966
Board of Directors Meeting	05/13/2015	Interest on shareholder´s equity	06/29/2015	2015	ON	0.1000	1,570,551
							4,493,371

(i) These interest on shareholder’s equity refer to the total amount approved for distribution in the period and were deducted of Investments Reserve.

Events during 2014:

Event	Approval	Type	Payment date	Year	Type of share	Amount per share	Total amount (R$ thousand)
Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	2013	ON	0.1540	2,412,165
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	2013	ON	0.1000	1,566,341
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	-	ON	0.0600	939,957	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	2014	ON	0.0700	1,096,616
							6,015,079

(i) These dividends refer to the total amount approved for distribution in the period and were deducted of Investments Reserve.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and interest on shareholder’s equity proposed are designed to segregate the dividends and interest on shareholder’s equity to be distributed during the following fiscal year.

(d)   Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary acquisition	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

As of January 1, 2015	453,357	265,957	(1,109,129)	(2,057,281)	2,110,064	156,091	(75,087,028)	(75,267,969)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,330,225	-	-	-	-	-	(1,194)	1,329,031
Cash flow hedges - gains / (losses)	-	182,325	-	-	-	-	-	182,325
Actuarial gain / (losses)	-	-	1,350	-	-	-	-	1,350
Total Comprehensive income	1,330,225	182,325	1,350	-	-	-	(1,194)	1,512,706
As of June 30, 2015	1,783,582	448,282	(1,107,779)	(2,057,281)	2,110,064	156,091	(75,088,222)	(73,755,263)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary acquisition	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

As of January 1, 2014	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,498,640)	(75,228,617)
Comprehensive income:
Gains/(losses) on transition of foreign operations	(1,174,281)	-	-	-	-	-	(7,175)	(1,181,456)
Cash flow hedges - gains / (losses)	-	(234,859)	-	-	-	-	-	(234,859)
Actuarial gain / (losses)	-	-	(12,370)	-	-	-	-	(12,370)
Total Comprehensive income	(1,174,281)	(234,859)	(12,370)	-	-	-	(7,175)	(1,428,685)
Prior year adjustment (i)	29,737	-	59,630	-	-	-	-	89,367
Amount paid ABI - Bucanero (Note 1(b))	-	-	-	-	-	-	(505,347)	(505,347)
As of June 30, 2014	(1,216,810)	(102,563)	(955,862)	(2,057,281)	2,114,305	156,091	(75,011,162)	(77,073,282)

(i) The Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R), which was adopted by the Company, requires accounting for such joint ventures under the equity method of accounting.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges, in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 20).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option granted on subsidiary acquisition

As part of the CND acquisition agreement, a sell option (“put”) was issued by the Company and a purchase option (“call”) was issued by E, León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” from 2019. On June 30, 2015 the put option held by ELJ is valued at R$4,031,456 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as Note 20.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

13. SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$), except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments – periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	58,756	60,366	17,797	17,424	4,587	4,505	81,140	82,295

Net sales	13,323,971	12,044,346	4,782,442	3,026,662	2,572,382	2,151,497	20,678,795	17,222,505
Cost of sales	(4,691,801)	(4,217,175)	(1,876,584)	(1,178,078)	(820,073)	(653,727)	(7,388,458)	(6,048,980)
Gross profit	8,632,170	7,827,171	2,905,858	1,848,584	1,752,309	1,497,770	13,290,337	11,173,525
Distribution expenses	(1,742,944)	(1,568,586)	(447,842)	(306,256)	(507,920)	(425,402)	(2,698,706)	(2,300,244)
Sales and marketing expenses	(1,625,751)	(1,621,232)	(559,303)	(398,708)	(402,298)	(342,471)	(2,587,352)	(2,362,411)
Administrative expenses	(722,272)	(579,706)	(215,410)	(120,383)	(120,818)	(98,279)	(1,058,500)	(798,368)
Other operating income (expenses), net	814,980	593,986	(2,073)	(14,909)	2,101	(986)	815,008	578,091
Normalized income from operations (normalized EBIT)	5,356,183	4,651,633	1,681,230	1,008,328	723,374	630,632	7,760,787	6,290,593
Non – recurring items	(231,875)	(2,100)	(14,817)	(5,495)	-	(6,111)	(246,692)	(13,706)
Income from operations (EBIT)	5,124,308	4,649,533	1,666,413	1,002,833	723,374	624,521	7,514,095	6,276,887
Net finance results	(775,476)	(400,428)	(281,540)	(286,710)	212,333	20,315	(844,683)	(666,823)
Share of result of associates	5,111	5,003	-	-	(118)	5,167	4,993	10,170
Income before income tax	4,353,943	4,254,108	1,384,873	716,123	935,589	650,003	6,674,405	5,620,234
Income tax expense	(464,662)	(343,320)	(409,939)	(283,513)	(246,120)	(180,994)	(1,120,721)	(807,827)
Net income	3,889,281	3,910,788	974,934	432,610	689,469	469,009	5,553,684	4,812,407

Normalized EBITDA	6,423,072	5,473,074	1,960,607	1,202,657	812,576	702,619	9,196,255	7,378,350
Non – recurring items	(231,875)	(2,100)	(14,817)	(5,495)	-	(6,111)	(246,692)	(13,706)
Depreciation, amortization and impairment (excluding non – recurring items)	(1,066,889)	(821,441)	(279,377)	(194,329)	(89,202)	(71,987)	(1,435,468)	(1,087,757)
Net finance results	(775,476)	(400,428)	(281,540)	(286,710)	212,333	20,315	(844,683)	(666,823)
Share of results of associates	5,111	5,003	-	-	(118)	5,167	4,993	10,170
Income tax expense	(464,662)	(343,320)	(409,939)	(283,513)	(246,120)	(180,994)	(1,120,721)	(807,827)
Net income	3,889,281	3,910,788	974,934	432,610	689,469	469,009	5,553,684	4,812,407

Normalized EBITDA margin in %	48.2%	45.4%	41.0%	39.7%	31.6%	32.7%	44.5%	42.8%

Acquisition of property, plant and equipment	1,451,866	1,358,535	478,937	464,150	90,441	58,713	2,021,244	1,881,398
Additions to / (reversals of) provisions	89,999	114,022	17,444	6,034	-	-	107,443	120,056
Full time employee	38,533	38,591	10,441	10,081	2,986	2,959	51,960	51,630

	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014

Segment assets	43,371,505	42,504,501	10,536,646	9,323,042	8,108,841	7,024,650	62,016,992	58,852,193
Intersegment elimination							(1,708,743)	(1,618,092)
Non-segmented assets							14,127,913	14,909,102
Total assets							74,436,162	72,143,203

Segment liabilities	14,516,367	16,564,786	3,682,589	3,836,631	3,217,025	2,665,900	21,415,981	23,067,317
Intersegment elimination							(1,708,743)	(1,618,092)
Non-segmented liabilities							54,728,924	50,693,978
Total liabilities							74,436,162	72,143,203

(i) Latin America – North: includes operations in Brazil and CAC (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

 (b) Additional information – by Business unit – periods ended in:

	Latin America - north
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	43,769	44,984	14,987	15,382	58,756	60,366

Net sales	11,270,967	10,094,004	2,053,004	1,950,342	13,323,971	12,044,346
Cost of sales	(3,660,187)	(3,230,261)	(1,031,614)	(986,914)	(4,691,801)	(4,217,175)
Gross profit	7,610,780	6,863,743	1,021,390	963,428	8,632,170	7,827,171
Distribution expenses	(1,420,057)	(1,269,926)	(322,887)	(298,660)	(1,742,944)	(1,568,586)
Sales and marketing expenses	(1,443,526)	(1,453,416)	(182,225)	(167,816)	(1,625,751)	(1,621,232)
Administrative expenses	(661,230)	(539,379)	(61,042)	(40,327)	(722,272)	(579,706)
Other operating income (expenses), net	716,530	509,818	98,450	84,168	814,980	593,986
Normalized income from operations (normalized EBIT)	4,802,497	4,110,840	553,686	540,793	5,356,183	4,651,633
Non – recurring items	(231,724)	(1,454)	(151)	(646)	(231,875)	(2,100)
Income from operations (EBIT)	4,570,773	4,109,386	553,535	540,147	5,124,308	4,649,533
Net finance results	(775,476)	(400,428)	-	-	(775,476)	(400,428)
Share of result of associates	5,111	5,003	-	-	5,111	5,003
Income before income tax	3,800,408	3,713,961	553,535	540,147	4,353,943	4,254,108
Income tax expense	(464,662)	(343,175)	-	(145)	(464,662)	(343,320)
Net income	3,335,746	3,370,786	553,535	540,002	3,889,281	3,910,788

Normalized EBITDA	5,665,944	4,782,856	757,128	690,218	6,423,072	5,473,074
Non – recurring items	(231,724)	(1,454)	(151)	(646)	(231,875)	(2,100)
Depreciation, amortization and impairment (excluding non – recurring items)	(863,447)	(672,016)	(203,442)	(149,425)	(1,066,889)	(821,441)
Net finance results	(775,476)	(400,428)	-	-	(775,476)	(400,428)
Share of results of associates	5,111	5,003	-	-	5,111	5,003
Income tax expense	(464,662)	(343,175)	-	(145)	(464,662)	(343,320)
Net income	3,335,746	3,370,786	553,535	540,002	3,889,281	3,910,788

Normalized EBITDA margin in %	50.3%	47.4%	36.9%	35.4%	48.2%	45.4%

	Brazil
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	40,581	42,219	14,032	14,625	54,613	56,844

Net sales	10,176,811	9,376,573	1,800,041	1,770,930	11,976,852	11,147,503
Cost of sales	(3,204,821)	(2,927,776)	(822,255)	(851,949)	(4,027,076)	(3,779,725)
Gross profit	6,971,990	6,448,797	977,786	918,981	7,949,776	7,367,778
Distribution expenses	(1,311,031)	(1,189,523)	(288,473)	(276,734)	(1,599,504)	(1,466,257)
Sales and marketing expenses	(1,306,005)	(1,335,366)	(146,637)	(140,663)	(1,452,642)	(1,476,029)
Administrative expenses	(616,669)	(503,447)	(42,534)	(27,036)	(659,203)	(530,483)
Other operating income (expenses), net	716,435	512,212	96,582	84,422	813,017	596,634
Normalized income from operations (normalized EBIT)	4,454,720	3,932,673	596,724	558,970	5,051,444	4,491,643
Non – recurring items	(231,724)	-	(151)	-	(231,875)	-
Income from operations (EBIT)	4,222,996	3,932,673	596,573	558,970	4,819,569	4,491,643
Net finance results	(925,649)	(405,374)	-	-	(925,649)	(405,374)
Share of result of associates	5,111	5,003	-	-	5,111	5,003
Income before income tax	3,302,458	3,532,302	596,573	558,970	3,899,031	4,091,272
Income tax expense	(362,573)	(298,565)	-	-	(362,573)	(298,565)
Net income	2,939,885	3,233,737	596,573	558,970	3,536,458	3,792,707

Normalized EBITDA	5,197,560	4,539,699	756,726	686,794	5,954,286	5,226,493
Non – recurring items	(231,724)	-	(151)	-	(231,875)	-
Depreciation, amortization and impairment (excluding non – recurring items)	(742,840)	(607,026)	(160,002)	(127,824)	(902,842)	(734,850)
Net finance results	(925,649)	(405,374)	-	-	(925,649)	(405,374)
Share of results of associates	5,111	5,003	-	-	5,111	5,003
Income tax expense	(362,573)	(298,565)	-	-	(362,573)	(298,565)
Net income	2,939,885	3,233,737	596,573	558,970	3,536,458	3,792,707

Normalized EBITDA margin in %	51.1%	48.4%	42.0%	38.8%	49.7%	46.9%

	CAC
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	3,190	2,765	955	757	4,145	3,522

Net sales	1,094,156	717,431	252,963	179,412	1,347,119	896,843
Cost of sales	(455,366)	(302,485)	(209,359)	(134,965)	(664,725)	(437,450)
Gross profit	638,790	414,946	43,604	44,447	682,394	459,393
Distribution expenses	(109,026)	(80,403)	(34,414)	(21,926)	(143,440)	(102,329)
Sales and marketing expenses	(137,521)	(118,050)	(35,588)	(27,153)	(173,109)	(145,203)
Administrative expenses	(44,561)	(35,932)	(18,508)	(13,291)	(63,069)	(49,223)
Other operating income (expenses), net	95	(2,394)	1,868	(254)	1,963	(2,648)
Normalized income from operations (normalized EBIT)	347,777	178,167	(43,038)	(18,177)	304,739	159,990
Non – recurring items	-	(1,454)	-	(646)	-	(2,100)
Income from operations (EBIT)	347,777	176,713	(43,038)	(18,823)	304,739	157,890
Net finance results	150,173	4,946	-	-	150,173	4,946
Income before income tax	497,950	181,659	(43,038)	(18,823)	454,912	162,836
Income tax expense	(102,089)	(44,610)	-	(145)	(102,089)	(44,755)
Net income	395,861	137,049	(43,038)	(18,968)	352,823	118,081

Normalized EBITDA	468,384	243,157	402	3,424	468,786	246,581
Non – recurring items	-	(1,454)	-	(646)	-	(2,100)
Depreciation, amortization and impairment (excluding non – recurring items)	(120,607)	(64,990)	(43,440)	(21,601)	(164,047)	(86,591)
Net finance results	150,173	4,946	-	-	150,173	4,946
Share of results of associates	-	-	-	-	-	-
Income tax expense	(102,089)	(44,610)	-	(145)	(102,089)	(44,755)
Net income	395,861	137,049	(43,038)	(18,968)	352,823	118,081

Normalized EBITDA margin in %	42.8%	33.9%	0.2%	1.9%	34.8%	27.5%

	Latin America - south
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	10,911	10,297	6,886	7,127	17,797	17,424

Net sales	3,690,936	2,245,431	1,091,506	781,231	4,782,442	3,026,662
Cost of sales	(1,220,731)	(735,204)	(655,853)	(442,874)	(1,876,584)	(1,178,078)
Gross profit	2,470,205	1,510,227	435,653	338,357	2,905,858	1,848,584
Distribution expenses	(270,079)	(179,543)	(177,763)	(126,713)	(447,842)	(306,256)
Sales and marketing expenses	(432,847)	(309,759)	(126,456)	(88,949)	(559,303)	(398,708)
Administrative expenses	(161,377)	(91,522)	(54,033)	(28,861)	(215,410)	(120,383)
Other operating income (expenses), net	(29,732)	(11,396)	27,659	(3,513)	(2,073)	(14,909)
Normalized income from operations (normalized EBIT)	1,576,170	918,006	105,060	90,322	1,681,230	1,008,328
Non – recurring items	(14,380)	(5,495)	(437)	-	(14,817)	(5,495)
Income from operations (EBIT)	1,561,790	912,511	104,623	90,322	1,666,413	1,002,833
Net finance results	(258,968)	(274,059)	(22,572)	(12,651)	(281,540)	(286,710)
Income before income tax	1,302,822	638,452	82,051	77,671	1,384,873	716,123
Income tax expense	(385,389)	(252,858)	(24,550)	(30,655)	(409,939)	(283,513)
Net income	917,433	385,594	57,501	47,016	974,934	432,610

Normalized EBITDA	1,815,122	1,077,973	145,485	124,684	1,960,607	1,202,657
Non – recurring items	(14,380)	(5,495)	(437)	-	(14,817)	(5,495)
Depreciation, amortization and impairment (excluding non – recurring items)	(238,952)	(159,967)	(40,425)	(34,362)	(279,377)	(194,329)
Net finance results	(258,968)	(274,059)	(22,572)	(12,651)	(281,540)	(286,710)
Income tax expense	(385,389)	(252,858)	(24,550)	(30,655)	(409,939)	(283,513)
Net income	917,433	385,594	57,501	47,016	974,934	432,610

Normalized EBITDA margin in %	49.2%	48.0%	13.3%	16.0%	41.0%	39.7%

	Canada
	06/30/2015		06/30/2014
	Beer	Total	Beer	Total

Volume	4,587	4,587	4,505	4,505

Net sales	2,572,382	2,572,382	2,151,497	2,151,497
Cost of sales	(820,073)	(820,073)	(653,727)	(653,727)
Gross profit	1,752,309	1,752,309	1,497,770	1,497,770
Distribution expenses	(507,920)	(507,920)	(425,402)	(425,402)
Sales and marketing expenses	(402,298)	(402,298)	(342,471)	(342,471)
Administrative expenses	(120,818)	(120,818)	(98,279)	(98,279)
Other operating income (expenses), net	2,101	2,101	(986)	(986)
Normalized income from operations (normalized EBIT)	723,374	723,374	630,632	630,632
Non – recurring items	-	-	(6,111)	(6,111)
Income from operations (EBIT)	723,374	723,374	624,521	624,521
Net finance results	212,333	212,333	20,315	20,315
Share of result of associates	(118)	(118)	5,167	5,167
Income before income tax	935,589	935,589	650,003	650,003
Income tax expense	(246,120)	(246,120)	(180,994)	(180,994)
Net income	689,469	689,469	469,009	469,009

Normalized EBITDA	812,576	812,576	702,619	702,619
Non – recurring items	-	-	(6,111)	(6,111)
Depreciation, amortization and impairment (excluding non – recurring items)	(89,202)	(89,202)	(71,987)	(71,987)
Net finance results	212,333	212,333	20,315	20,315
Share of results of associates	(118)	(118)	5,167	5,167
Income tax expense	(246,120)	(246,120)	(180,994)	(180,994)
Net income	689,469	689,469	469,009	469,009

Normalized EBITDA margin in %	31.6%	31.6%	32.7%	32.7%

(c) Reportable Segments – quarters ending in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	27,476	29,387	7,729	7,214	2,755	2,710	37,959	39,311

Net sales	6,178,828	5,735,851	2,153,236	1,152,583	1,577,938	1,288,999	9,910,002	8,177,433
Cost of sales	(2,332,377)	(2,130,032)	(927,110)	(520,039)	(515,163)	(390,595)	(3,774,650)	(3,040,666)
Gross profit	3,846,451	3,605,819	1,226,126	632,544	1,062,775	898,404	6,135,352	5,136,767
Distribution expenses	(821,294)	(783,519)	(211,078)	(126,972)	(276,091)	(230,744)	(1,308,463)	(1,141,235)
Sales and marketing expenses	(775,705)	(848,972)	(285,273)	(193,859)	(217,784)	(163,156)	(1,278,762)	(1,205,987)
Administrative expenses	(352,488)	(250,172)	(124,563)	(54,240)	(59,934)	(50,528)	(536,985)	(354,940)
Other operating income/(expenses)	334,562	340,240	13,319	(989)	356	562	348,237	339,813
Normalized income from operations (normalized EBIT)	2,231,526	2,063,396	618,531	256,484	509,322	454,538	3,359,379	2,774,418
Non – recurring items	(229,141)	(2,100)	(9,756)	(5,180)	-	141	(238,897)	(7,139)
Income from operations (EBIT)	2,002,385	2,061,296	608,775	251,304	509,322	454,679	3,120,482	2,767,279
Net finance results	(315,930)	(203,719)	(161,879)	(104,933)	114,821	10,650	(362,988)	(298,002)
Share of result of associates	3,002	2,352	-	-	(418)	(52)	2,584	2,300
Income before income tax	1,689,457	1,859,929	446,896	146,371	623,725	465,277	2,760,078	2,471,577
Income tax expense	80,020	(54,256)	(84,858)	(67,457)	(164,399)	(134,258)	(169,237)	(255,971)
Net income	1,769,477	1,805,673	362,038	78,914	459,326	331,019	2,590,841	2,215,606

Normalized EBITDA	2,796,102	2,480,506	767,971	354,910	559,242	491,932	4,123,315	3,327,348
Non – recurring items	(229,141)	(2,100)	(9,756)	(5,180)	-	141	(238,897)	(7,139)
Depreciation, amortization and impairment (excluding non – recurring items)	(564,576)	(417,110)	(149,440)	(98,426)	(49,920)	(37,394)	(763,936)	(552,930)
Net finance results	(315,930)	(203,719)	(161,879)	(104,933)	114,821	10,650	(362,988)	(298,002)
Share of results of associates	3,002	2,352	-	-	(418)	(52)	2,584	2,300
Income tax expense	80,020	(54,256)	(84,858)	(67,457)	(164,399)	(134,258)	(169,237)	(255,971)
Net income	1,769,477	1,805,673	362,038	78,914	459,326	331,019	2,590,841	2,215,606

Normalized EBITDA margin in %	45.3%	43.2%	35.7%	30.8%	35.4%	38.2%	41.6%	40.7%

(i) América Latina – norte: compreende as operações no Brasil e CAC (Cuba, Guatemala e República Dominicana).

(ii) América Latina – sul: compreende as operações na Argentina, Bolívia, Chile, Colombia, Paraguai, Uruguai, Equador e Peru.

(d) Additional Information – per business unit – quarters ending in:

	Latin America - north
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	20,144	21,735	7,333	7,652	27,476	29,387

Net sales	5,191,331	4,764,374	987,497	971,477	6,178,828	5,735,851
Cost of sales	(1,806,114)	(1,630,726)	(526,263)	(499,306)	(2,332,377)	(2,130,032)
Gross profit	3,385,217	3,133,648	461,234	472,171	3,846,451	3,605,819
Distribution expenses	(667,201)	(640,008)	(154,093)	(143,511)	(821,294)	(783,519)
Sales and marketing expenses	(703,354)	(756,954)	(72,351)	(92,018)	(775,705)	(848,972)
Administrative expenses	(323,267)	(236,815)	(29,221)	(13,357)	(352,488)	(250,172)
Other operating income/(expenses)	288,837	286,992	45,725	53,248	334,562	340,240
Normalized income from operations (normalized EBIT)	1,980,232	1,786,863	251,294	276,533	2,231,526	2,063,396
Non – recurring items	(229,141)	(1,454)	-	(646)	(229,141)	(2,100)
Income from operations (EBIT)	1,751,091	1,785,409	251,294	275,887	2,002,385	2,061,296
Net finance results	(315,930)	(203,719)	-	-	(315,930)	(203,719)
Share of result of associates	3,002	2,352	-	-	3,002	2,352
Income before income tax	1,438,163	1,584,042	251,294	275,887	1,689,457	1,859,929
Income tax expense	80,020	(54,148)	-	(108)	80,020	(54,256)
Net income	1,518,183	1,529,894	251,294	275,779	1,769,477	1,805,673

Normalized EBITDA	2,435,817	2,134,779	360,285	345,727	2,796,102	2,480,506
Non – recurring items	(229,141)	(1,454)	-	(646)	(229,141)	(2,100)
Depreciation, amortization and impairment (excluding non – recurring items)	(455,585)	(347,916)	(108,991)	(69,194)	(564,576)	(417,110)
Net finance results	(315,930)	(203,719)	-	-	(315,930)	(203,719)
Share of results of associates	3,002	2,352	-	-	3,002	2,352
Income tax expense	80,020	(54,148)	-	(108)	80,020	(54,256)
Net income	1,518,183	1,529,894	251,294	275,779	1,769,477	1,805,673

Normalized EBITDA margin in %	46.9%	44.8%	36.5%	35.6%	45.3%	43.2%

	Brazil
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	18,501	20,234	6,817	7,249	25,318	27,484

Net sales	4,609,219	4,382,966	849,275	875,659	5,458,494	5,258,625
Cost of sales	(1,547,670)	(1,470,422)	(406,431)	(428,184)	(1,954,101)	(1,898,606)
Gross profit	3,061,549	2,912,544	442,844	447,475	3,504,393	3,360,019
Distribution expenses	(608,783)	(600,408)	(135,712)	(132,774)	(744,495)	(733,182)
Sales and marketing expenses	(633,120)	(697,992)	(53,940)	(80,338)	(687,060)	(778,330)
Administrative expenses	(300,587)	(219,167)	(19,499)	(6,738)	(320,086)	(225,905)
Other operating income/(expenses)	290,581	288,851	45,629	53,521	336,210	342,372
Normalized income from operations (normalized EBIT)	1,809,640	1,683,828	279,322	281,146	2,088,962	1,964,974
Non – recurring items	(229,141)	-	-	-	(229,141)	-
Income from operations (EBIT)	1,580,499	1,683,828	279,322	281,146	1,859,821	1,964,974
Net finance results	(318,058)	(200,740)	-	-	(318,058)	(200,740)
Share of result of associates	3,002	2,352	-	-	3,002	2,352
Income before income tax	1,265,443	1,485,440	279,322	281,146	1,544,765	1,766,586
Income tax expense	118,655	(25,851)	-	-	118,655	(25,851)
Net income	1,384,098	1,459,589	279,322	281,146	1,663,420	1,740,735

Normalized EBITDA	2,185,272	1,999,685	360,299	339,709	2,545,571	2,339,394
Non – recurring items	(229,141)	-	-	-	(229,141)	-
Depreciation, amortization and impairment (excluding non – recurring items)	(375,632)	(315,857)	(80,977)	(58,563)	(456,609)	(374,420)
Net finance results	(318,058)	(200,740)	-	-	(318,058)	(200,740)
Share of results of associates	3,002	2,352	-	-	3,002	2,352
Income tax expense	118,655	(25,851)	-	-	118,655	(25,851)
Net income	1,384,098	1,459,589	279,322	281,146	1,663,420	1,740,735

Normalized EBITDA margin in %	47.4%	45.6%	42.4%	38.8%	46.6%	44.5%

	CAC
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	1,643	1,501	516	402	2,160	1,903

Net sales	582,112	381,408	138,222	95,818	720,334	477,226
Cost of sales	(258,444)	(160,304)	(119,832)	(71,122)	(378,276)	(231,426)
Gross profit	323,668	221,104	18,390	24,696	342,058	245,800
Distribution expenses	(58,418)	(39,601)	(18,381)	(10,736)	(76,799)	(50,337)
Sales and marketing expenses	(70,234)	(58,962)	(18,411)	(11,680)	(88,645)	(70,642)
Administrative expenses	(22,680)	(17,648)	(9,722)	(6,619)	(32,402)	(24,267)
Other operating income/(expenses)	(1,744)	(1,859)	96	(273)	(1,648)	(2,132)
Normalized income from operations (normalized EBIT)	170,592	103,034	(28,028)	(4,612)	142,564	98,422
Non – recurring items	-	(1,454)	-	(646)	-	(2,100)
Income from operations (EBIT)	170,592	101,580	(28,028)	(5,258)	142,564	96,322
Net finance results	2,128	(2,979)	-	-	2,128	(2,979)
Income before income tax	172,720	98,601	(28,028)	(5,258)	144,692	93,343
Income tax expense	(38,635)	(28,297)	-	(108)	(38,635)	(28,405)
Net income	134,085	70,304	(28,028)	(5,366)	106,057	64,938

Normalized EBITDA	250,545	135,093	(14)	6,019	250,531	141,112
Non – recurring items	-	(1,454)	-	(646)	-	(2,100)
Depreciation, amortization and impairment (excluding non – recurring items)	(79,953)	(32,059)	(28,014)	(10,631)	(107,967)	(42,690)
Net finance results	2,128	(2,979)	-	-	2,128	(2,979)
Income tax expense	(38,635)	(28,297)	-	(108)	(38,635)	(28,405)
Net income	134,085	70,304	(28,028)	(5,366)	106,057	64,938

Normalized EBITDA margin in %	43.0%	35.4%	0.0%	6.3%	34.8%	29.6%

	Latin America - south
	Beer		Soft drink		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Volume	4,619	4,135	3,110	3,078	7,729	7,214

Net sales	1,643,404	832,666	509,832	319,917	2,153,236	1,152,583
Cost of sales	(608,080)	(321,058)	(319,030)	(198,981)	(927,110)	(520,039)
Gross profit	1,035,324	511,608	190,802	120,936	1,226,126	632,544
Distribution expenses	(126,524)	(70,492)	(84,554)	(56,480)	(211,078)	(126,972)
Sales and marketing expenses	(224,908)	(156,093)	(60,365)	(37,766)	(285,273)	(193,859)
Administrative expenses	(93,495)	(41,733)	(31,068)	(12,507)	(124,563)	(54,240)
Other operating income/(expenses)	(14,358)	(1,084)	27,677	95	13,319	(989)
Normalized income from operations (normalized EBIT)	576,038	242,207	42,493	14,277	618,531	256,484
Non – recurring items	(9,412)	(5,180)	(344)	-	(9,756)	(5,180)
Income from operations (EBIT)	566,626	237,027	42,149	14,277	608,775	251,304
Net finance results	(151,795)	(94,170)	(10,084)	(10,763)	(161,879)	(104,933)
Income before income tax	414,831	142,857	32,065	3,514	446,896	146,371
Income tax expense	(60,308)	(57,166)	(24,550)	(10,291)	(84,858)	(67,457)
Net income	354,523	85,691	7,515	(6,777)	362,038	78,914

Normalized EBITDA	704,157	324,441	63,814	30,469	767,971	354,910
Non – recurring items	(9,412)	(5,180)	(344)	-	(9,756)	(5,180)
Depreciation, amortization and impairment (excluding non – recurring items)	(128,119)	(82,234)	(21,321)	(16,192)	(149,440)	(98,426)
Net finance results	(151,795)	(94,170)	(10,084)	(10,763)	(161,879)	(104,933)
Income tax expense	(60,308)	(57,166)	(24,550)	(10,291)	(84,858)	(67,457)
Net income	354,523	85,691	7,515	(6,777)	362,038	78,914

Normalized EBITDA margin in %	42,8%	39,0%	12,5%	9,5%	35,7%	30,8%

	Canada
	06/30/2015		06/30/2014
	Beer	Total	Beer	Total

Volume	2,755	2,755	2,710	2,710

Net sales	1,577,938	1,577,938	1,288,999	1,288,999
Cost of sales	(515,163)	(515,163)	(390,595)	(390,595)
Gross profit	1,062,775	1,062,775	898,404	898,404
Distribution expenses	(276,091)	(276,091)	(230,744)	(230,744)
Sales and marketing expenses	(217,784)	(217,784)	(163,156)	(163,156)
Administrative expenses	(59,934)	(59,934)	(50,528)	(50,528)
Other operating income/(expenses)	356	356	562	562
Normalized income from operations (normalized EBIT)	509,322	509,322	454,538	454,538
Non – recurring items	-	-	141	141
Income from operations (EBIT)	509,322	509,322	454,679	454,679
Net finance results	114,821	114,821	10,650	10,650
Share of result of associates	(418)	(418)	(52)	(52)
Income before income tax	623,725	623,725	465,277	465,277
Income tax expense	(164,399)	(164,399)	(134,258)	(134,258)
Net income	459,326	459,326	331,019	331,019

Normalized EBITDA	559,242	559,242	491,932	491,932
Non – recurring items	-	-	141	141
Depreciation, amortization and impairment (excluding non – recurring items)	(49,920)	(49,920)	(37,394)	(37,394)
Net finance results	114,821	114,821	10,650	10,650
Share of results of associates	(418)	(418)	(52)	(52)
Income tax expense	(164,399)	(164,399)	(134,258)	(134,258)
Net income	459,326	459,326	331,019	331,019

Normalized EBITDA margin in %	35.4%	35.4%	38.2%	38.2%

14. NET SALES

The reconciliation between gross sales and net sales is as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Gross sales	43,036,398	37,195,365	20,674,920	17,904,457
Deductions from gross revenue	(22,357,603)	(19,972,860)	(10,764,918)	(9,727,024)
	20,678,795	17,222,505	9,910,002	8,177,433

The deductions of the gross revenue are represented by the taxes, rebates and strategic location in stores. Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

15. OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Government grants/NPV of long term fiscal incentives	831,386	617,324	363,667	324,957
Additions to provisions	(22,739)	(13,798)	(14,165)	(7,864)
Net gain on disposal of property, plant and equipment and intangible assets	8,440	(6,475)	20,929	1,346
Other operating income (expenses), net	(2,079)	(18,960)	(22,194)	21,374
	815,008	578,091	348,237	339,813

The increase in government grants is due to higher capital expenditures in recent years to increase the current manufacturing capacity and construction of new plants, allowing the Company to receive more tax incentives.

16. NON-RECURRING ITEMS

According to the Company’s accounting policies, non-recurring items are those that do not occur regularly, as part of the operational activities of the business. In determining whether an event or transaction qualifies as a non-recurring item, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for affecting the profit or loss. Transactions that may give rise to non – recurring items are mainly restructuring activities, impairments, and gains or losses on disposal of assets and investments, due to the non-recurring nature of such events. The Company opted to exclude these items when measuring segment-based performance, as per Note 13 – Segment reporting.

The non – recurring items included in the income statement are detailed below:

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Restructuring	(17,551)	(13,706)	(9,756)	(7,139)
Administrative proceeding	(229,141)	-	(229,141)	-
	(246,692)	(13,706)	(238,897)	(7,139)

The restructuring expenses recognized relate mainly to realignment of structure and processes in the Latin America – South geographical segment.

The administrative proceeding expense is related to pecuniary contribution to be paid by Ambev to CADE after the approval of the agreement presented by the Company  in order to close definitely the lawsuit related to “Tô Contigo” program, as detailed in Note 11 - Provisions.

17. FINANCE COST AND INCOME

(a)     Finance cost

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Interest expense	(442,823)	(367,885)	(222,792)	(210,035)
Capitalized borrowings	20,015	33,346	7,562	13,336
Net interest on pension plans	(46,343)	(25,495)	(23,596)	(12,534)
Losses on hedging instruments that are not part of a hedge accounting	(479,293)	(423,505)	(194,292)	(172,464)
Hedge ineffectiveness losses	-	(13,382)	16,438	(1,576)
Interest on tax contingencies	(53,926)	(62,203)	(26,606)	(36,734)
Exchange variation	(241,872)	(187,545)	(93,512)	(95,859)
Tax on financial transactions	(51,532)	(43,824)	(22,842)	(25,392)
Bank guarantee expenses	(39,321)	(32,095)	(19,577)	(16,015)
Other financial costs, including bank fees	(29,100)	(27,671)	(13,033)	(16,598)
	(1,364,195)	(1,150,259)	(592,250)	(573,871)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 20).

The interest expense are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Financial liabilities measured at amortized cost	(186,908)	(201,950)	(88,866)	(127,547)
Liabilities at fair value through profit or loss	(238,283)	(151,184)	(124,721)	(74,915)
Fair value hedge - hedged items	(13,470)	(21,303)	(7,389)	(14,171)
Fair value hedge - hedging instruments	(4,162)	6,552	(1,816)	6,598
	(442,823)	(367,885)	(222,792)	(210,035)

(b)     Finance income

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Interest income	269,950	162,151	96,473	56,047
Net gains on hedging instruments that are not part of a hedge accounting relationship	173,842	281,640	92,091	192,489
Gains on hedge ineffectiveness	9,205	-	9,205	-
Gains on no derivative instrument at fair value through profit or loss	58,937	25,934	29,981	16,740
Dividend income, non-consolidated companies	156	7,368	156	7,368
Others	7,422	6,343	1,356	3,225
	519,512	483,436	229,262	275,869

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
Interest income	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Cash and cash equivalents	222,013	126,853	70,818	38,174
Investment securities held for trading	47,937	35,298	25,655	17,873
	269,950	162,151	96,473	56,047

18. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are demonstrated as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Income tax expense - current	(1,303,924)	(1,241,976)	(380,469)	(286,887)

Deferred tax on temporary differences	(586,996)	257,371	(121,076)	187,660
Deferred tax on taxes losses	770,199	176,778	332,308	(156,744)
Total deferred tax	183,203	434,149	211,232	30,916

Total income tax expenses	(1,120,721)	(807,827)	(169,237)	(255,971)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Profit before tax	6,674,405	5,620,234	2,760,078	2,471,577
Adjustment on taxable basis
Non-taxable income	(372,073)	(261,941)	106,139	(132,581)
Government grants related to sales taxes	(514,570)	(510,722)	(215,510)	(295,112)
Share of results of associates	(4,993)	(10,170)	(2,584)	(2,300)
Expenses not deductible for tax purposes	462,796	240,734	393,297	66,261
	6,245,565	5,078,135	3,041,420	2,107,845
Aggregated weighted nominal tax rate	31.71%	32.24%	30.66%	31.46%
Taxes payable – nominal rate	(1,980,768)	(1,636,946)	(932,573)	(663,129)
Adjustment on tax expense
Regional incentives - income taxes	89,888	18,588	50,947	11,684
Deductible interest on shareholders’ equity	1,021,556	680,000	533,988	340,000
Tax savings from goodwill amortization on tax books	71,190	107,708	35,590	56,244
Withholding tax and other income	(210,448)	(64,621)	(58,330)	(42,111)
Others with reduced taxation	(112,139)	87,444	201,141	41,341
Income tax and social contribution expense	(1,120,721)	(807,827)	(169,237)	(255,971)
Effective tax rate	16.79%	14.37%	6.13%	10.36%

The main events occurred in the period that impacted the effective tax rate were: (a) the increased benefit related to the recognition of interest on shareholder’s equity and (b) reduction of income in companies with average tax rate lower than 34%, which were partially offset by the increase of regional incentives in income tax.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

19. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to a vesting period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers’ mobility, some options granted were modified, where the dividend protection features of such options were canceled in exchange for issuing 25 thousand options in June 30, 2015 (230 thousand options in December 31, 2014), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the June 30, 2015 and December 31, 2014 grants are as follows:

In R$, except when otherwise indicated	06/30/2015 (i)		12/31/2014 (i)

Fair value of options granted	5.36		5.20
Share price	18.20		15.93
Exercise price	18.20		15.93
Expected volatility	27.8%		32.5%
Vesting (year)	5		5
Expected dividends	5%		5%
Risk-free interest rate	12.8%	(ii)	2.2% a 12.4%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	06/30/2015	12/31/2014

Options outstanding on January 1	126,149	147,718
Options issued during the period	25	17,045
Options exercised during the period	(11,230)	(34,760)
Options forfeited during the period	(715)	(3,854)
Options outstanding at ended period	114,229	126,149

The range of exercise prices of the outstanding options is between R$0.65 (R$1.06 as of December 31, 2014) and R$24.22 (R$19.14 as of December 31, 2014) and the weighted average remaining contractual life is approximately 6.37 years (6.87 years as of December 31, 2014).

Of the 114,229 thousand outstanding options (126,149 thousand as of December 31, 2014), 42,861 thousand options are vested as of June 30, 2015 (35,918 thousand as of December 31, 2014).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2015	12/31/2014

Options outstanding on January 1	10.07	6.30
Options issued during the period	22.53	16.02
Options forfeited during the period	14.46	11.28
Options exercised during the period	5.21	3.84
Options outstanding at ended period	10.88	10.07
Options exercisable at ended period	3.66	2.96

For the options exercised during the period of 2015, the weighted average market price on the exercise date was R$19.05.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the programs.

During the period, Ambev S.A. issued 1,961 thousand (5,198 in December 31, 2014) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$37,300 (R$88,090 in December 31, 2014), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	06/30/2015	12/31/2014

Deferred shares outstanding on January 1	17,490	15,588
New deferred shares during the period	1,961	5,198
Deferred shares granted during the period	(548)	(2,312)
Deferred shares forfeited during the period	(181)	(984)
Deferred shares outstanding at ended period	18,722	17,490

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based programs above mentioned generated an expense of R$95,993 in the period ended June 30, 2015 (R$83,416 for the period ended June 30, 2014), recorded as administrative expenses.

20. FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. As of June 30, 2015, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protecting the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative financial instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of AmBev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Net investment hedge – cash abroad: Refers to exposures arising from cash held in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets equivalent to the cash position of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the Company, following the result of the hedged item.

Net investment hedge - Dominican Republic: As detailed in Note 12 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

The types of hedges are defined as follows: cash flow hedge - CFH, net investment hedge - NIH and economic hedges – ECO.

					06/30/2015		Six-month period ended in 06/30/2015			Three-month period ended in 06/30/2015
					Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk	Notional	Instrument type	Hedge type	Asset	Liability	Financial results	Operational results	Equity	Financial results	Operational results	Equity

Cost	(10,465,512)	10,465,512	Derivatives	CFH	202,325	(507,820)	(429,316)	351,504	622,860	(225,200)	218,531	(80,249)
Expense	4,643,953	(4,643,953)	Derivatives	ECO	576,475	(1,560,473)	121,761	-	-	61,121	-	-
Operational Hedge	(5,821,559)	5,821,559			778,800	(2,068,293)	(307,555)	351,504	622,860	(164,079)	218,531	(80,249)

Foreign currency cash	(2,261,146)	2,261,146	Derivatives	ECO	28,871	(289,511)	848,819	-	-	(97,495)	-	-
Local currency cash	555,000	(555,000)	Derivatives	ECO	467	(1,799)	(2,014)	-	-	(340)	-	-
Foreign currency debt	(196,542)	179,252	Derivatives	ECO	-	(980)	23,654	-	-	(12,202)	-	-
Local currency debt	(589,559)	589,559	Derivatives	FVH	874	(20,253)	(4,162)	-	-	(1,816)	-	-
Financial Hedge	(2,492,247)	2,474,957			30,212	(312,543)	866,297	-	-	(111,853)	-	-

Net Investment Hedge	2,659,507	(2,659,508)	Derivatives	NIH	192,313	(254,431)	186,873	-	(578,374)	113,254	-	143,732

As of June 30, 2015	(5,654,299)	5,637,008			1,001,325	(2,635,267)	745,615	351,504	44,486	(162,678)	218,531	63,483

					06/30/2014		Six-month period ended in 06/30/2014			Three-month period ended in 06/30/2014
					Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk	Notional	Instrument type	Hedge type	Asset	Liability	Financial results	Operational results	Equity	Financial results	Operational results	Equity

Cost	(8,136,277)	8,136,277	Derivatives	CFH	118,204	(438,309)	(440,896)	177,415	(179,337)	(173,026)	21,617	(240,288)
Expense	4,239,887	(4,239,887)	Derivatives	ECO	427,843	(893,726)	158,691	-	-	113,136	-	-
Operational Hedge	(3,896,390)	3,896,390			546,047	(1,332,035)	(282,205)	177,415	(179,337)	(59,890)	21,617	(240,288)

Foreign currency cash	(1,453,298)	1,453,298	Derivatives	ECO	113,835	(291,571)	(216,672)	-	-	(77,512)	-	-
Local currency cash	570,000	(570,000)	Derivatives	ECO	145	(1,642)	(1,691)	-	-	(1,018)	-	-
Foreign currency debt	(551,075)	229,856	Derivatives	ECO	-	(4,633)	(31,363)	-	-	(12,812)	-	-
Local currency debt	(397,393)	397,393	Derivatives	FVH	4,725	(18,424)	6,552	-	-	6,598	-	-
Financial Hedge	(1,831,766)	1,510,547	-	-	118,705	(316,270)	(243,174)	-	-	(84,744)	-	-

Net Investment Hedge	3,340,307	(3,340,307)	Derivatives	NIH	223,209	(290,735)	210,367	-	333,040	114,201	-	89,028

Total	(2,387,849)	2,066,630			887,961	(1,939,040)	(315,012)	177,415	153,703	(30,433)	21,617	(151,260)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and periodically this strategy is revised.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	06/30/2015				12/31/2014
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.4%	907,215	6,6%	730,723	6.4%	832,133	5.1%	464,060
Working capital - Argentina Peso	18.7%	192,229	18,7%	192,229	23.7%	98,906	23.7%	98,906
Dominican Peso	8.6%	17,291	8,6%	17,291	10.4%	60,096	10.4%	60,096
U.S. Dollar	5.9%	12,894	5,9%	12,894	3.9%	18,811	5.9%	12,600
Guatemala´s Quetzal	7.8%	9,547	7,8%	9,547	7.9%	8,113	7.9%	8,111
Colombian Peso	1.4%	25,365	1,4%	25,365	0.0%	-	0.0%	-
Interest rate pre-set		1,164,541		988,049		1,018,059		643,773

Brazilian Real	8.4%	1,201,851	10,9%	1,585,782	7.2%	1,162,634	8.7%	1,773,786
U.S. Dollar	2.2%	491,842	2,5%	284,403	1.9%	537,113	2.1%	300,247
Dominican Peso	0.0%	-	0,0%	-	9.1%	3,906	9.1%	3,906
Interest rate post fixed		1,693,693		1,870,185		1,703,653		2,077,939

Sensitivity analysis

The Company mitigates its risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR, is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after June 30, 2015 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2015.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2015.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Foreign currency decrease	(49,912)	(533,916)	(1,981,408)	(3,912,904)
Input purchase		49,912	533,916	1,981,408	3,912,904
Commodities hedge	Decrease on commodities price	(247,459)	(226,467)	(801,082)	(1,354,705)
Input purchase		247,459	226,467	801,082	1,354,705
Foreign exchange hedge	Foreign currency decrease	(8,125)	(33,708)	(139,384)	(270,643)
Capex purchase		8,125	33,708	139,384	270,643
Foreign exchange hedge	Foreign currency increase	(983,998)	(660,683)	(2,146,029)	(3,308,061)
Fiscal expense		983,998	660,683	2,146,029	3,308,061
Operational Hedge		(1,289,494)	(1,454,774)	(5,067,903)	(8,846,313)
Operational purchase		1,289,494	1,454,774	5,067,903	8,846,313
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(261,620)	(500,883)	(1,530,330)	(2,799,041)
Net debt		261,620	500,420	1,526,008	2,790,396
Interest rate hedge	Increase in tax interest	(20,712)	(29,497)	(456,903)	(432,810)
Interest expense		20,712	29,497	456,903	432,810
Financial Hedge		(282,332)	(530,380)	(1,987,233)	(3,231,851)
Net debt and interest		282,332	529,917	1,982,911	3,223,206
Net effect		-	(463)	(4,322)	(8,645)

Investment hedge	Foreign currency increase	(62,117)	(764,441)	(3,178,800)	(6,295,484)
Foreign investment		62,117	764,441	3,178,800	6,295,484
Net Investment hedge		(62,117)	(764,441)	(3,178,800)	(6,295,484)
Fiscal expense		62,117	764,441	3,178,800	6,295,484
Net effect		-	-	-	-

As of June 30, 2015 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2019	Total

Foreign currency	Future contracts	4,676,847	-	-	-	-	4.676.847
Foreign currency	Non Deliverable Forwards	1,726,839	1,131,460	-	-	-	2.858.299
Foreign currency	Deliverable Forwards	563,263	152,611	-	-	-	715.874
Commodity	Future contracts	311,119	324,661	-	-	-	635.780
Commodity	Swaps	1,014,209	564,503	-	-	-	1.578.712
Cost hedge		8.292.277	2.173.235	-	-	-	10,465,512
Foreign currency	Future contracts	2,086	-	-	-	-	2.086
Foreign currency	Non Deliverable Forwards	(4,672,684)	26,645	-	-	-	(4.646.039)
Expense hedge		(4.670.598)	26.645	-	-	-	(4,643,953)
Foreign currency	Future contracts	3,326,382	-	-	-	-	3.326.382
Foreign currency	Swaps	251,986	-	-	-	-	251.986
Foreign currency	Non Deliverable Forwards	(1,473,283)	156,061	-	-	-	(1.317.222)
Foreign currency cash hedge		2.105.085	156.061	-	-	-	2,261,146
Interest rate	Future contracts	-	370,000	(100,000)	(400,000)	(425,000)	(555.000)
Local currency cash hedge		-	370.000	(100,000)	(400,000)	(425,000)	(555,000)
Foreign currency	Future contracts	179,252	-	-	-	-	179.252
Foreign currency debt hedge		179.252	-	-	-	-	179,252
Interest rate	Swaps	-	-	300,000	-	289,559	589.559
Local currency debt hedge		-	-	300,000	-	289,559	589,559
Foreign currency	Future contracts	(3,684,871)	-	-	-	-	(3.684.871)
Foreign currency	Non Deliverable Forwards	938,163	87,200	-	-	-	1.025.363
Net Investment Hedge		(2.746.708)	87,200	-	-	-	(2,659,508)
Total derivatives		3.159.308	2,813,141	200,000	(400,000)	(135,441)	5,637,008

		Fair value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2019	Total

Foreign currency	Future contracts	(25,249)	-	-	-	-	(25.249)
Foreign currency	Non Deliverable Forwards	(52,791)	(6,562)	-	-	-	(59.353)
Foreign currency	Deliverable Forwards	31,038	(4,472)	-	-	-	26.566
Commodity	Future contracts	(52,554)	(32,471)	-	-	-	(85.025)
Commodity	Swaps	(133,489)	(28,946)	-	-	-	(162.435)
Cost hedge		(233.045)	(72.451)	-	-	-	(305,496)
Foreign currency	Future contracts	612	-	-	-	-	612
Foreign currency	Non Deliverable Forwards	(983,450)	(1,160)	-	-	-	(984.610)
Expense hedge		(982.838)	(1.160)	-	-	-	(983,998)
Foreign currency	Future contracts	(20,219)	-	-	-	-	(20.219)
Foreign currency	Swaps	(36,968)	-	-	-	-	(36.968)
Foreign currency	Non Deliverable Forwards	(196,657)	(6,795)	-	-	-	(203.452)
Foreign currency cash hedge		(253.844)	(6.795)	-	-	-	(260,639)
Interest rate	Future contracts	-	96	(96)	(653)	(680)	(1.333)
Local currency cash hedge		-	96	(96)	(653)	(680)	(1,333)
Foreign currency	Future contracts	(980)	-	-	-	-	(980)
Foreign currency debt hedge		(980)	-	-	-	-	(980)
Interest rate	Swaps	-	-	(20,253)	-	874	(19.379)
Local currency debt hedge		-	-	(20,253)	-	874	(19,379)
Foreign currency	Future contracts	19,291	-	-	-	-	19.291
Foreign currency	Non Deliverable Forwards	(77,611)	(3,797)	-	-	-	(81.408)
Net Investment Hedge		(58.320)	(3.797)	-	-	-	(62,117)
Total derivatives		(1.529.027)	(84,107)	(20,349)	(653)	194	(1,633,942)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of June 30, 2015, the Company held its main short-term investments with the following financial institutions Banco do Brasil, Bradesco, Caixa Econômica Federal, Citibank, ING, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander and Toronto Dominion Bank,. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of June 30, 2015. There was no concentration of credit risk with any counterparties as of June 30, 2015.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	06/30/2015
	Loans and receivables	Held-to- maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	6,899,779	-	-	-	-	6,899,779
Investment securities	-	95,183	776,569	-	-	871,752
Trade receivables and other assets excluding prepaid expenses	5,287,304	-	-	-	-	5,287,304
Financial instruments derivatives	-	-	605,813	395,512	-	1,001,325
Total	12,187,083	95,183	1,382,382	395,512	-	14,060,160

Financial liabilities
Trade payables and other liabilities	-	-	4,031,456	-	9,165,987	13,197,443
Financial instruments derivatives	-	-	1,852,763	782,504	-	2,635,267
Interest-bearing loans and borrowings	-	-	-	-	2,666,013	2,666,013
Total	-	-	5,884,219	782,504	11,832,000	18,498,723

	12/31/2014
	Loans and receivables	Held-to- maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	9,722,067	-	-	-	-	9,722,067
Investment securities	-	67,966	712,958	-	-	780,924
Trade receivables and other assets excluding prepaid expenses	5,257,006	-	-	-	-	5,257,006
Financial instruments derivatives	-	-	541,823	346,138	-	887,961
Total	14,979,073	67,966	1,254,781	346,138	-	16,647,958

Financial liabilities
Trade payables and other liabilities	-	-	3,289,778	-	9,182,651	12,472,429
Financial instruments derivatives	-	-	1,191,572	747,468	-	1,939,040
Interest-bearing loans and borrowings	-	-	-	-	2,622,623	2,622,623
Total	-	-	4,481,350	747,468	11,805,274	17,034,092

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	06/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	776,569	-	-	776,569	712,958	-	-	712,958
Derivatives assets at fair value through profit or loss	30,410	575,403	-	605,813	97,801	444,022	-	541,823
Derivatives - operational hedge	68,707	133,618	-	202,325	28,760	89,444	-	118,204
Derivatives - fair value hedge	-	874	-	874	-	4,725	-	4,725
Derivatives – net investment hedge	21,701	170,612	-	192,313	89,025	134,184	-	223,209
	897,387	880,507	-	1,777,894	928,544	672,375	-	1,600,919

	06/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	4,031,456	4,031,456	-	-	3,289,778	3,289,778
Derivatives liabilities at fair value through profit or loss	52,330	1,800,433	-	1,852,763	173,495	1,018,077	-	1,191,572
Derivatives - operational hedge	198,688	309,132	-	507,820	221,860	216,449	-	438,309
Derivatives - fair value hedge	-	20,253	-	20,253	-	18,424	-	18,424
Derivatives – net investment hedge	2,409	252,022	-	254,431	49,894	240,841	-	290,735
	253,427	2,381,840	4,031,456	6,666,723	445,249	1,493,791	3,289,778	5,228,818

(i) Refers to the put option in the subsidiary as described in Note 12 d (4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities as of December 31, 2014	3,289,778
Total gains and losses in the period	741,678
Losses recognized in net income	238,284
Losses recognized in other comprehensive income	503,394
Financial liabilities as of June 30, 2015(i)	4,031,456

(i) The liability was recorded under “Other liabilities” on the balance sheet

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized cost at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$6,818 on June 30, 2015 (R$(12,554) on December, 31 2014), as presented in the table below:

	06/30/2015			12/31/2014
	Book value	Market value	Difference	Book value	Market value	Difference
International financing (other currencies)	322,091	322,091	-	369,134	369,134	-
FINEP - Local currency	87,281	87,281	-	86,503	86,503	-
BNDES - Local currency	1,540,037	1,540,037	-	1,444,796	1,444,796	-
BNDES - Foreign currency	207,440	207,440	-	236,683	236,683	-
Bond 2017	280,792	287,610	(6,818)	281,572	294,126	(12,554)
Fiscal incentives	200,963	200,963	-	181,898	181,898	-
Finance leasing - Foreign currency	27,409	27,409	-	22,038	22,038	-
Trade payables and other liabilities	9,165,987	9,165,987	-	9,182,651	9,182,651	-
	11,832,000	11,838,818	(6,818)	11,805,275	11,817,829	(12,554)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of June 30, 2015, being approximately 95,9% for Bond 2017 (98,04% as of December 31, 2014).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of June 30, 2015 the Company held R$914,349 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$698,145 on December 31, 2014).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

21. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2015	12/31/2014

Collateral given for own liabilities	1,474,757	1,223,963
Other commitments	651,908	497,873
	2,126,665	1,721,836

Commitments with suppliers	7,708,583	8,271,355
Commitments - Bond 2017	300,000	300,000
	8,008,583	8,571,355

As of June 30, 2015 the collateral provided for liabilities totaled approximately R$2,126,665, including R$560,569 of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as of June 30, 2015, R$914,349 in highly liquid financial investments or in cash (Note 20).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as of June 30, 2015 and December 31, 2014 are as follows:

	06/30/2015	12/31/2014

Less than 1 year	3,910,839	3,776,816
Between 1 and 2 years	2,336,132	2,555,578
More than 2 years	1,761,612	2,238,961
	8,008,583	8,571,355

22. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	06/30/2015	12/31/2014

PIS and COFINS	383,256	305,442
ICMS and IPI	7,613,360	5,648,753
IRPJ and CSLL	13,469,786	12,946,672
Labor	184,548	207,867
Civil	3,764,156	3,546,357
Others	1,720,060	1,668,220
	27,135,166	24,323,311

Main lawsuits with a likelihood of possible loss:

IPI Excise Tax

In January 2015, Ambev S.A. received a new Tax Assessment from the Brazilian Federal Tax Authorities relating to IPI excise tax supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending, in the amount of R$568 million (R$595 million as of June 30, 2015), classified as a possible loss, Ambev has not recorded any provision in connection therewith.

The Company presented defense and it is awaiting first instance decision.

Disallowance of Expenses and Deductible Losses

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$934 million as of June 30, 2015. Ambev has not recorded any provision in connection therewith.

There were no other changes in the other main processes with possible likelihood of loss classification as of June 30, 2015, compared to those presented in the financial statements as of December 31, 2014.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

23. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Board’s Meeting any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 19).

Total expenses related to the Company’s management members in key functions are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Short-term benefits (i)	19,465	12,180	3,878	(2,860)
Share-based payments (ii)	13,623	15,255	5,502	7,226
Total key management remuneration	33,088	27,435	9,380	4,366

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management, These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 19) and the stock option plans, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's Shareholders’

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner”) is one of Ambev S,A,’s shareholders, and as of June 30, 2015 held 9.93% of total share capital, Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2015 and December 31, 2014, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates, Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$105,019 in the period ended June 30, 2015 (R$93,661 as of June 30, 2014), of which R$93,082 (R$83,378 as of June 30, 2014) related to active employees and R$11,936 (R$10,823 as of June 30, 2014) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, in the amount R$ 4,522, maturing on January 31, 2018.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc,, to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$840 (R$748 as of June 30, 2014) and R$178,060 (R$134,887 as of June 30, 2014) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the company’s platform of e-commerce named “Partner Ambev”. The contract is for two years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

Transactions with related parties

	06/30/2015		12/31/2014
Current	Trade receivables (i)	Trade payables (i)	Trade receivables (i)	Trade payables (i)
AB InBev	59.744	(111.587)	109.991	(91.459)
AB Package	-	(39.345)	-	(34.577)
AB USA	30.215	(108.989)	22.737	(202.373)
ABI Servi	-	-	21.945	(3.441)
InBev	17.703	(23.554)	-	-
ITW Int	-	(203.698)	-	(174.389)
Modelo	3.122	(331.380)	12.193	(171.501)
Outras	10.241	(32.135)	17.900	(30.396)
	121.025	(850.688)	184.766	(708.136)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

	Six-month period ended:			Six-month period ended:
	06/30/2015			06/30/2014
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(28,106)	-	(17,721)	(13,439)	-	(17,721)
AB USA	(67,495)	19,977	(129,697)	(22,190)	16,429	(129,697)
AB Mexico Hld	(17,839)	404	(27,313)	-	-	-
InBev	(30,065)	-	-	(27,968)	-	-
Modelo	(263,331)	-	-	(113,517)	-	-
Outras	(41,548)	-	(506)	(16,378)	2,052	(27,108)
	(448,384)	20,381	(175,237)	(193,492)	18,481	(174,526)

	Three-month period ended:			Three-month period ended:
	06/30/2015			06/30/2014
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(27,039)	-	(5,359)	(16,450)	-	(11,286)
AB USA	(38,729)	10,823	(79,636)	5,885	10,208	(82,755)
AB Mexico Hld	(17,682)	248	(19,128)	-	-	-
InBev	(18,219)	-	-	(15,118)	-	-
Modelo	(122,102)	-	-	(68,822)	-	-
Outras	(26,910)	-	(261)	(9,198)	1,332	(25,514)
	(250,681)	11,071	(104,384)	(103,703)	11,540	(119,555)

Denomination used in the tables above:

Anheuser-Busch LLC (“AB InBev”)
Anheuser-Busch Mexico Holding S. de R.L. de C.V. ("AB Mexico Hld")
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Anheuser-Busch Inbev USA LLC (“ABI USA”)
Anheuser-Busch Inbev Services LLC (“ABI Services”)
Anheuser-Busch InBev N.V./S.A. (“InBev”)
Interbrew International B.V. (“ITW Int”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer